May 10, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Kluck, Branch Chief Beth Frohlichstein
Wilson Lee
Kevin Woody

Re: DDR Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013 File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 29, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), filed March 1, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition . . . , page 49

Executive Summary, page 49

1.

We note your response to comment 3 of our comment letter dated April 13, 2011 in your letter dated April 28, 2011. We note that per your disclosure on page 18 under the “Tenant Lease Expirations and Renewals” section you continue to have significant lease expirations in the next year. Please explain to us, with a view to disclosure, where you included disclosure regarding the relationship of market rents and leases expected to

United States Securities and Exchange Commission

Division of Corporation Finance

expire in the next period as well as the relationship between rents on leases that expired in the current reporting period and rents on renewed leases or advise.

Response:

At December 31, 2011, the Company disclosed in Item 1 of its Annual Report on Form 10-K for the year ended December 31, 2011 that it had 585 and 1,037 leases expiring in 2012 with an average base rent per occupied square foot of $12.16 and $24.76 for the wholly-owned and joint venture shopping center portfolios, respectively. The approximate gross leaseable area (“GLA”) of the aggregate leases expiring in 2012 was 7.0 million square feet for both wholly-owned and joint venture shopping centers. The Company disclosed in the 2012 Form 10-K on page 51 of Management’s Discussion and Analysis (“MD&A”) that during 2012 it had executed a combined 1,958 new leases and renewals for 11.3 million square feet of GLA. The Company further disclosed in the table on page 58 of the MD&A the increase in the average annualized base rent per occupied square foot in 2012 as compared to 2011 within the wholly-owned shopping center portfolio. The average annualized base rent per occupied square foot within the joint venture portfolio decreased in 2012 as compared to 2011 primarily due to the impact of exchange rate fluctuations with the Brazilian Real, the sale of assets in Brazil as well as the inclusion of a new joint venture formed in 2012.

In addition to the above, the Company’s leasing spread calculation provides a good benchmark to compare the average annualized base rent of expiring leases with the comparable executed average market rental rates as it only includes deals that were executed within one year of the date the prior tenant vacated. For comparable leases executed in 2012 (1,443 transactions), the Company generated positive leasing spreads on a pro rata basis of 13.6% for new leases and 6.0% for renewals, which supports that the Company continues to sign new leases and renewals at or above the previously expiring average rental rates.

On page 31 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (the “2013 Form 10-Q”) we have expanded our disclosure to include a discussion of the leasing spreads and their relationship to the average annualized base rent per occupied square foot of expiring leases. We will continue to include the expanded disclosure in future periodic reports.

United States Securities and Exchange Commission

Division of Corporation Finance

Operational Accomplishments, page 51

2.	We note your disclosure of the weighted-average cost per rentable square foot over the lease term of tenant improvements and lease commissions for new leases. In future periodic reports, please expand this disclosure to also provide this information for renewals.

Response:

The Company does not generally incur a significant amount of capital to execute renewals. On page 32 of our 2013 Form 10-Q we have expanded our disclosure to include this statement. We will continue to include the expanded disclosure in future periodic reports.

Comparison of 2012, 2011 and 2010 Results of Operations, page 57

Revenues from Operations (in thousands), page 58

3.	We note your disclosure on page 58 providing a comparative analysis of your occupancy rate and average annualized base rent per occupied square foot for your shopping center portfolio. In future periodic reports, please provide this analysis for your “Comparable Portfolio Properties.”

Response:

On page 33 of our 2013 Form 10-Q we have expanded our disclosure to provide the occupancy rate and average annualized base rent per occupied square foot analysis for the “Comparable Portfolio Properties.” We will continue to include the expanded disclosure in future periodic reports.

United States Securities and Exchange Commission

Division of Corporation Finance

Sources and Uses of Capital, page 72

2012 Strategic Transaction Activity, page 72

Developments and Redevelopments, page 74

4.	We note your disclosure regarding your development and redevelopment projects and the development projects of your unconsolidated joint ventures. In future periodic reports, please disclose each material ongoing development and redevelopment project, including data regarding costs incurred to date, budgeted costs, and anticipated completion dates. Also, for any material development projects that have been completed during the period, please disclose the development costs per square foot.

Response:

On pages 46-47 of our 2013 Form 10-Q we have expanded our disclosure concerning the material ongoing development and redevelopment projects. We also disclosed the development costs per square foot of any material development and redevelopment projects completed during the period. We will continue to include the expanded disclosure in future periodic reports.

5.	We note that you hold a significant amount of land based on your balance sheet on page F-3. In future periodic reports, please include a discussion regarding the amount of development your land could support.

Response:

On page 46 of our 2013 Form 10-Q we have expanded our disclosure to include a discussion regarding the amount of development we believe our current land inventory could support. We will continue to include the expanded disclosure in future periodic reports.

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United States Securities and Exchange Commission

Division of Corporation Finance

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453.

Very truly yours,

/s/ David J. Oakes

David J. Oakes

President & Chief Financial Officer

cc:	Christa A. Vesy, Executive Vice President

and Chief Accounting Officer